JANUS DISTRIBUTORS LLC
(SEC I.D. No. 8-43810)
(A Wholly-Owned Subsidiary of Janus Capital Management LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.



Report of Independent Registered Public Accounting Firm

To the Managing Member of Janus Distributors LLC

Opinion on the Financial Statement — Statement of Financial Condition

We have audited the accompanying statement of financial condition of Janus Distributors LLC as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2018

We have served as the Company's auditor since 2017.

PricewaterhouseCoopers LLP, 1900 16th Street, Suite 1600, Denver, CO 80202-5258
T: (720) 931 7000, F: (720) 931 7100, www.pwc.com/us

JANUS DISTRIBUTORS LLC
STATEMENT OF FINANCIAL CONDITION
(in thousands)

	December 31, 2017
ASSETS	
Current assets:	
Cash and cash equivalents	$ 23,110
Accounts receivable	8,548
Deferred commissions	3,282
Prepaid expenses	436
Total current assets	35,376
Other assets:	
Intangible assets, net	21,425
Total assets	$ 56,801
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities:	
Accounts payable and other accrued liabilities	$ 8,307
Member's capital:	$ 48,494
Total liabilities and member's capital	$ 56,801

See accompanying notes to the Statement of Financial Condition.

JANUS DISTRIBUTORS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. DESCRIPTION OF BUSINESS

Janus Distributors LLC (the "Company") is a wholly-owned subsidiary of Janus Capital Management LLC ("JCM"), whose ultimate parent is Janus Henderson Group plc ("JHG"). The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company is the agent for the sale and distribution of shares of certain investment companies (hereafter referred to as "mutual funds") which are directly advised or serviced by JCM and its consolidated subsidiaries. The Company also provides advice and marketing services to issuers of exchange-traded notes ("ETNs").

JHG incurs expenses on behalf of the Company which are allocated to the Company using an expense allocation methodology. Therefore, the statement of financial condition presented could be materially different if the Company were a stand-alone entity.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates and the differences could be material.

Cash Equivalents – The Company considers short-term liquid investments with an initial maturity date of three months or less when purchased, including investments in money market funds, to be cash equivalents.

Deferred Commissions – Deferred commissions are commissions paid to financial intermediaries on sales of Janus Investment Fund Class C shares and certain sales of Class A shares. Contingent deferred sales charges received by the Company from the redemption of Class A shares and Class C shares within one year of purchase reduce the unamortized deferred commissions. Deferred commissions on outstanding shares are amortized over one year or when the shares are redeemed, if earlier.

Management periodically tests the deferred sales commission asset for impairment by reviewing changes in value of the related shares, the relevant market conditions and other events and circumstances that may indicate an impairment in value has occurred. If these factors indicate an impairment in value, management compares the carrying value to the estimated undiscounted cash flows expected to be generated by the asset over its remaining life. If management determines that the deferred sales commission asset is not fully recoverable, the asset will be deemed impaired and a loss will be recorded in the amount by which the recorded amount of the asset exceeds its estimated fair value. For the year ended December 31, 2017, no impairment charges were recorded.

Intangible Assets – Intangible assets represent ETN client relationships. The gross carrying value and accumulated amortization of intangible assets, as of December 31, 2017, were $26,172,000 and

$4,747,000, respectively, for a net carrying value of $21,425,000. Intangible assets require significant management estimates and judgment, including the valuation and expected life determination in connection with the initial purchase price allocation and the ongoing evaluation of impairment.

Intangible assets are amortized over their estimated lives using the straight-line method. The Company's client relationships have a remaining useful life of 15 years due to the maturity date of the underlying financial products. The Company evaluates the value of intangible assets subject to amortization whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Both qualitative and quantitative factors are considered when evaluating potential impairment indicators. To complete the tests for such potential impairment of intangible assets, the Company uses a two-step process. The first step compares the undiscounted net cash flows to be generated from the asset to the net carrying value to determine if the asset is recoverable. If the carrying value of the asset exceeds the undiscounted net cash flows, a second step must be performed. The second step compares the fair value of the asset to the carrying value of the asset. An impairment loss would be recognized based on the amount by which the carrying value exceeds the asset's fair value.

Income Taxes – No provision for income taxes has been included in the statement of financial condition. The Company is a single member limited liability company and is treated as a disregarded entity of JHG for federal and state income tax purposes. Any income tax liabilities or assets that result from the operations of the Company are reflected in the financial statements of JHG. There is no formal tax-sharing arrangement that exists with JCM or JHG.

Subsequent Events – Events subsequent to the balance sheet date have been evaluated for inclusion in the accompanying statement of financial condition through the issuance date.

3. RELATED PARTIES AND OTHER MATTERS

Certain officers of the Company are also officers of JCM, its subsidiaries, and of the mutual funds distributed by the Company.

JCM has agreed to make capital contributions to the Company to the extent required to maintain net capital. See Note 4 – Net Capital Requirement.

4. NET CAPITAL REQUIREMENT

As a broker and dealer registered with the SEC, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934, equivalent to 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2017, the Company had net capital of $14,347,000 which exceeds the required amount by $13,793,000. The Company's ratio of aggregate indebtedness to net capital was 0.6 to 1.

5. CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. Management believes that risk of credit loss associated with its accounts receivable is significantly reduced based on the nature of the receivables. The majority of accounts receivable is settled by payment from the assets of the mutual funds. The Company also has accounts receivable related to ETN distribution services. ETN counterparties are large, well-capitalized, global institutions and the related receivable balances are settled within 90 days. The

Company has experienced no credit losses from the mutual funds or ETN counterparties from the inception of the Company through the current year. As such, the Company believes it is not exposed to significant credit risk.

Market volatility in early February 2018 triggered the liquidation of an ETN to which the Company provided advice and marketing services to its issuer. The liquidation had no impact on the collectability of the Company's accounts receivable balance at December 31, 2017.

6. GUARANTEES, COMMITMENTS AND CONTINGENCIES

The Company may enter into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to the indemnification clauses of these contracts and expects the risk of loss from such causes to be remote.

The Company is periodically involved in various legal proceedings and other regulatory matters. Based on information currently available, management believes that it is probable that the ultimate outcome of matters that are pending or threatened will not have a material effect on the Company's financial condition, operations or cash flows.

7. FINANCIAL INSTRUMENTS

Accounting standards establish a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The valuation hierarchy contains three levels:

o   Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

o   Level 2 – Valuation inputs are quoted market prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets, and other observable inputs directly or indirectly related to the asset or liability being measured.

o   Level 3 – Valuation inputs are unobservable and significant to the fair value measurement.

The following is a summary of the Company's financial assets as of December 31, 2017, that are accounted for at fair value on a recurring basis by level in accordance with the fair value hierarchy (in thousands):

	Level 1	Level 2	Level 3	Total
ASSETS				
Cash and cash equivalents:				
Money market mutual funds	$ 22,791	$ -	$ -	$ 22,791
Total assets	$ 22,791	$ -	$ -	$ 22,791

Transfers of investments between different levels of the fair value hierarchy are recorded as of the end of the reporting period. There were no transfers between levels for the year ended December 31, 2017. There are no financial assets or liabilities that are accounted for at fair value on a nonrecurring basis as of December 31, 2017.

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